[Scottish Re Group Limited Letterhead]


                                                                October 26, 2007


BY EDGAR AND FEDERAL EXPRESS
----------------------------


Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


    Re:  Scottish Re Group Limited
         Form 10-K for the Fiscal Year Ended December 31, 2006
         Filed March 1, 2007
         Amended Form 10-K for the Fiscal Year Ended December 31, 2006 Filed April 26, 2007
         Form 10-Q for the Quarter Ended June 30, 2007
         Filed August 14, 2007
         File Number: 001-16855


Dear Mr. Rosenberg:


          This letter is being submitted in response to the remaining comment given telephonically by the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "Commission") on October 18, 2007 to Duncan Hayward, Chief Accounting Officer of Scottish Re Group Limited (the "Company"), with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2006, as amended (the "Form 10-K"), and the Form 10-Q for the quarter ended June 30, 2007 (the "Form 10-Q").

          For your convenience, we set forth the Staff's comment in bold typeface and include the Company's response below it.

Due to the significant discussion that is related to the premium accrual in the second quarter of 2006, please provide us proposed revised disclosure that provides a more detailed discussion of the facts and circumstances that led to the adjustments made to your premium accrual as provided in your response in paragraphs 3 and 4 [of the Company's prior response letter dated October 10, 2007]. Also include in your proposed revised disclosure the impact that these facts and circumstances may potentially have on future periods.

          Please see below the following revised disclosure which we propose to include in the MD&A Section of our Form 10-K for the year ended December 31, 2007.

Mr. Jim B. Rosenberg
October 26, 2007
Page 2


          Premiums earned during 2006 decreased 5% to $1,719.2 million compared to $1,814.9 million in 2005. A portion of this decrease was due to a curtailment of a number of large treaties immediately following the ING acquisition that did not meet our risk management criteria and a shift in business mix from coinsurance to yearly renewable term life reinsurance. Also impacting premiums were adjustments in the second quarter of 2006 related to revisions of certain estimates. In respect of the newly acquired ING block in December 2004, we made an adjustment to revise our premium accrual estimates by $8.0 million in the second quarter of 2006.

          The adjustment of $8.0 million was comprised of two adjustments of $4.0 million each and related primarily to the newly acquired ING block in December 2004. In respect of the first $4.0 million adjustment, we conducted a review of the policy administration data provided to us by ING in the first year post acquisition of the block, which exhibited unusual premium levels as a result of two policy years of data being received together. This data had been used for trend purposes for the accrual estimate as of December 31, 2005. Based on actual cash received and the analysis of the data, we determined a different trend on which to base our premium accrual and, consequently, reduced our premium accrual estimate by $4.0 million.

          In respect of the second $4.0 million adjustment, we made a revision to our previous estimation process for a certain group of new issuances from late 2004, for which our administrative system did not have sufficient historical information to provide a best estimate at December 31, 2005. During 2006, we determined the premium estimates for these new issuances based on actual cash received. We then revised the premium accrual because our updated data from the administrative system showed clearer historical trends of actual cash received for our automatic premium estimation process.

          In total, a net impact of $4.0 million on premium accrual adjustments for the North America segment for the year ended December 31, 2006 was recorded in the context of a total premium accrual of $242.0 million as of December 31, 2005. This represented revisions to all premium accrual estimates recorded in that year, inclusive of the aforementioned $8.0 million recorded in respect of the ING block. The impact on net income of these adjustments was immaterial given that we had offsetting reserves and allowances against the premium accrual. We consider this revision of premium accrual to have been within management's expectation of the normal variability of such an estimate.

          Our estimation processes may lead to subsequent adjustments as actual results differ from these estimates. In respect of premium accrual estimates for the year ended December 31, 2006 we recorded adjustments totaling $7.0 million which were recorded in the year ended December 31, 2007. We consider these adjustments to our premium accruals to have been within management's expectation of the normal variability of such an estimate and the impact on net income from these adjustments was immaterial.

          In addition, as a result of an initiative to improve the quality of our external retrocession data and related administration systems, we made a number of revisions to the estimates and underlying assumptions used in calculating our retrocession premiums. As a

Mr. Jim B. Rosenberg
October 26, 2007
Page 3


result, during the second quarter of 2006, we recorded an additional retrocession adjustment of approximately $13.0 million. In connection with our periodic internal review of the underlying performance of our treaties, we recorded a $16.5 million experience refund adjustment that reduced our third quarter of 2006 premiums. These experience refunds related to underlying profitability of specific assumed treaties, most notable within our ING block. Treaty provisions for these contracts permit our clients to participate in the overall profitability of the business, assuming certain financial measurement thresholds are met. In the fourth quarter of 2006, we recorded a $5.3 million collectability allowance pertaining to accruals for recoveries of retroceded premiums. Experience refunds on retroceded business were approximately $9.0 million favorable in 2006. These experience refunds are directly related to our underlying mortality experience. The above favorable amount partially offsets the adverse mortality experienced in 2006, as discussed below.

          Finally, premiums earned in 2006 were lower than in 2005 due to the termination of new business on certain treaties, an overall reduction in new business volume and a decrease in renewal premiums as a result of the rating downgrades in mid 2006. Traditional life reinsurance new business face amounts assumed was $56.0 billion in 2006 compared to $131.0 billion in 2005.

          Thank you for your consideration. If you have further questions or comments, please contact me at +44 (0)20 7709 1910.


                                                 Sincerely,

                                                 /s/ Duncan Hayward
                                                 -------------------------------
                                                 Duncan Hayward


Sasha Parikh
Securities and Exchange Commission


James Atkinson
Securities and Exchange Commission


George Zippel
Scottish Re Group Limited


Paul Goldean
Scottish Re Group Limited


Charles Anderson
Scottish Re Group Limited


Amy Baker

Mr. Jim B. Rosenberg
October 26, 2007
Page 4


Ernst & Young LLP


Andy Betts
Ernst & Young LLP


Stephen G. Rooney
Dewey & LeBoeuf LLP